FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



              THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
                     2006 CONSOLIDATED RESULTS - HIGHLIGHTS

- Net operating income before loan impairment charges and other credit risk provisions up 19.6 per cent to HK$92,325 million (HK$77,222 million in 2005).
- Pre-tax profit up 15.0 per cent to HK$52,016 million (HK$45,249 million in 2005).
- Attributable profit up 14.7 per cent to HK$37,709 million (HK$32,873 million in 2005).
- Return on average shareholders' equity of 31.1 per cent (37.4 per cent in 2005).
- Assets up 17.9 per cent to HK$3,151 billion (HK$2,673 billion at the end of 2005); risk-weighted assets up 10.5 per cent to HK$1,368 billion (HK$1,238 billion at 31 December 2005).
- Total capital ratio of 13.5 per cent; tier 1 capital ratio of 12.3 per cent (12.4 per cent and 11.7 per cent at 31 December 2005).
-    Cost efficiency ratio of 41.4 per cent (41.2 per cent for 2005).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Vincent Cheng, Chairman

In 2006, The Hongkong and Shanghai Banking Corporation achieved a robust pre-tax profit of HK$52,016 million, up 15.0 per cent over 2005. Buoyant economic conditions, expansion of customer group businesses and widening net interest margins in the region supported this strong result. In Hong Kong, pre-tax profit grew 10.9 per cent to HK$37,978 million. For the rest of Asia-Pacific, pre-tax profit was up 27.6 per cent to HK$13,992 million - a significant increase as we continued to reap the benefits of our investments in businesses in countries with strong economic growth.

Around the region, there were several outstanding achievements in 2006. In India, our pre-tax profit grew 86.0 per cent to HK$2,336 million. Meanwhile, HSBC's mainland China network, excluding associates, recorded a 34.6 per cent rise in profit to HK$998 million. With more than 50 outlets (including Hang Seng
Bank), our mainland China network also remains the largest of any foreign bank. We launched direct banking in Taiwan in September 2006 and in Korea in February of this year. Our consumer finance businesses in Australia and India, launched in 2005, began to pick up momentum and we launched a new consumer finance operation in Indonesia in 2006. In addition, in February 2007 we announced an agreement to increase our stake in Vietnam Technological and Commercial Joint-Stock Bank (Techcombank) from 10 per cent to 20 per cent once regulations permit. In 2006, we launched a new Takaful (Islamic insurance) joint venture company in partnership with Jerneh Asia Berhad and The Employees Provident Fund of Malaysia. While we continue to focus on growing our businesses in the region organically, we remain open to expanding the scope and breadth of our reach through strategic acquisitions if the right opportunities arise.

Our net operating income before loan impairment charges was HK$92,325 million, up 19.6 per cent. Balance sheet growth, wider deposit spreads, growth in demand for wealth management products in rising equity markets, and successful Global Markets trading activities in the region all contributed to this growth.

The net charge for loan impairment and other credit risk provisions rose by HK$2,745 million to HK$4,809 million, reflecting significantly higher provisions linked to personal lending outside Hong Kong, particularly in Taiwan and Indonesia, and higher charges resulting from volume growth in credit cards in Hong Kong.

Personal Financial Services reported a pre-tax profit of HK$21,889 million, which was up 1.2 per cent compared to 2005 due to the impact of the aforementioned provisions including Taiwan and Indonesia. Net operating income before loan impairment charges rose strongly by 15.9 per cent to HK$46,073 million as our operations in the region continued to expand.

In Hong Kong there were also several notable successes. In 2006, HSBC was the leading bank in new residential mortgage lending, credit card issuance and receivables, unit trust sales, and the origination and distribution of structured products. In new residential mortgage lending we captured a 17.6 per cent market share, largely due to a simplified pricing campaign launched in the first quarter of 2006. Including Hang Seng Bank, the HSBC Group's market share reached 33.3 per cent. HSBC, again including Hang Seng Bank, now has 4.6 million cards in issue in the territory, up 16.7 per cent from 2005. Average receivables in these portfolios also grew strongly, up 15.0 per cent to HK$26,655 million. Group fee income from cards rose by HK$671 million, up 29.1 per cent. Group unit trust sales grew by 60.9 per cent to HK$59,000 million. Insurance revenues grew by 13.0 per cent to HK$4,719 million.

In the rest of the region, competitive pricing and increased marketing activity boosted income from mortgages in Singapore and Taiwan. Similarly, increased marketing led to a rise in income from interest earned on credit cards in the Philippines, Indonesia and India. Our cards in issue in the region continued to grow strongly. In India we added 800,000 cards to reach two million in issue. Cards in issue increased elsewhere as well: up 34.6 per cent in the Philippines to 816,000; up 20.0 per cent in Singapore to 531,000; up 42.2 per cent in Sri Lanka to 265,000; and up 28.0 per cent in Australia to 189,000. In 2006, HSBC was the second largest credit card issuer in the Philippines in terms of billings and receivables.

Our Commercial Banking business had an outstanding year, reporting pre-tax profit of HK$14,945 million, up 34.3 per cent. This result was driven by balance sheet growth and widening deposit spreads. Commercial Banking continued to grow deposits, which rose 17.2 per cent to HK$439 billion, and lending balances, also up 17.2 per cent to HK$276 billion. We also continued to expand our presence in the SME sector and to increase cross-border referrals to capture opportunities arising from the growing cross-border flows in trade, services and investment. Our Commercial Banking business continues to position itself to provide support for and to benefit from the growing regional trade and payment flows, in particular those associated with China's economic expansion and development. Income from insurance and investment sales rose significantly in Hong Kong, up
59.2 per cent to HK$1,523 million.

Corporate, Investment Banking and Markets reported a pre-tax profit of HK$15,243 million, up 15.0 per cent and driven by robust performances in Global Transaction Banking and strong trading profits in Global Markets. These trading results were largely on the back of customer flows, with particular success outside Hong Kong. Declining balance sheet management revenues continued to drag on earnings as the cost of funding fixed rate asset positions, put on in earlier periods, rose significantly. These positions had largely run off by the end of the first half of 2006. Net interest income in Global Transaction Banking increased by 62.7 per cent from business growth and improved deposits spreads most notably in India, Hong Kong, Singapore, Taiwan, mainland China and Korea. Overall, net fee income was boosted by the rising volumes in regional equity markets in the year, increasing by 28.7 per cent to HK$6,937 million. In particular, fee income from securities services increased 42.0 per cent from rising equity market volumes, notably in India, mainland China and Singapore, and fee income from asset management business rose 48.1 per cent. Net trading income rose 20.3 per cent to HK$8,682 million as currency volatility provided good trading opportunities and customer volumes increased in India, mainland China and Singapore.

Looking forward, we will continue to invest in growth markets across the Asia-Pacific region, which remains an important growth engine for the HSBC Group. We intend to further strengthen our distribution capability. Our extensive and unique footprint in the region already provides us with a competitive advantage and the use of channels such as direct banking further extends our reach to both existing and new customers. We will continue to enhance and grow our product and service capabilities to ensure we provide comprehensive services for our target customer segments across the region. We will also continue to watch for opportunities presented by possible strategic and selective acquisitions. In Hong Kong, which continues to be a major gateway to mainland China, our operations remain the regional hub and fulcrum point of HSBC in Asia. Our strategy in the territory is straightforward: we intend to maintain our leading position as we further grow both our market share and our share of our customers' business. We will also actively and prudently manage our costs. In mainland China, we will continue our successful two-pronged strategy of growing organically and developing our strategic partnerships.

The general outlook for Asia's burgeoning economies remains positive against a backdrop of supportive global economic growth, demand for goods and services from OECD countries and growth in intra-regional trade, including 'South South' economic flows. HSBC, for its part, has made significant progress in recent years investing in its Asian emerging market operations. As a result, we are well positioned to pursue the expanding opportunities in financial services as these economies grow and develop.

Results by Customer Group

                                                          Corporate,
                                                          Investment
                                    Personal                 Banking                         Intra-
                                   Financial  Commercial         and  Private               segment
Figures in HK$m                     Services     Banking     Markets  Banking   Other   elimination      Total

Year ended 31Dec06

Net interest income/(expense)         30,090      14,006       9,104       45  (4,201)        2,055     51,099

Net fee income/(expense)              10,512       5,018       6,937      101    (164)            -     22,404

Net trading income                       889         796       8,682       14     825        (2,288)     8,918

Net income/(loss) from financial
  instruments designated at
  fair value                           3,364        (384)         74       (1)   (616)          233      2,670

Gains less losses from
  financial investments                  108           -         226        -   1,132             -      1,466

Dividend income                            9          10          55        -     675             -        749

Net earned insurance premiums         20,741         972         133        -       -             -     21,846

Other operating income                 2,262         348         430       14   7,005        (4,406)     5,653

Total operating income                67,975      20,766      25,641      173   4,656        (4,406)   114,805

Net insurance claims
  incurred and movement in
  policyholders' liabilities         (21,902)       (478)       (100)       -       -             -    (22,480)

Net operating income before
  loan impairment charges and
  other credit risk provisions        46,073      20,288      25,541      173   4,656        (4,406)    92,325

Loan impairment charges and
  other credit risk provisions        (4,528)       (446)        250        -     (85)            -     (4,809)

Net operating income                  41,545      19,842      25,791      173   4,571        (4,406)    87,516

Operating expenses                   (19,913)     (6,531)    (11,219)    (167) (4,815)        4,406    (38,239)

Operating profit/(loss)               21,632      13,311      14,572        6    (244)            -     49,277

Share of profit in associates
  and joint venture                      257       1,634         671        -     177             -      2,739

Profit/(loss) before tax              21,889      14,945      15,243        6     (67)            -     52,016

Share of profit/(loss) before tax       42.1%       28.7%       29.3%       -    (0.1%)           -      100.0%

Advances to customers                446,990     276,172     301,069    3,312  16,239             -  1,043,782

Customer accounts                  1,121,286     438,943     417,335    7,253   4,650             -  1,989,467

Year ended 31Dec05

Net interest income/(expense)         26,801      11,089       8,725       63  (3,800)          613     43,491

Net fee income                         8,050       4,524       5,388       55      80             -     18,097

Net trading income/(loss)                683         638       7,215       10    (582)         (784)     7,180

Net income/(loss) from financial
  instruments designated at
  fair value                             666        (648)        122        -      73           171        384

Gains less losses from
  financial investments                    -          23          19        -     714             -        756

Dividend income                            5          14         167        -     182             -        368

Net earned insurance premiums         18,437         756         147        -       -             -     19,340

Other operating income                 1,984         295         572       13   6,338        (4,305)     4,897

Total operating income                56,626      16,691      22,355      141   3,005        (4,305)    94,513

Net insurance claims
  incurred and movement in
  policyholders' liabilities         (16,889)       (330)        (72)       -       -             -    (17,291)

Net operating income before
  loan impairment charges and
  other credit risk provisions        39,737      16,361      22,283      141   3,005        (4,305)    77,222

Loan impairment charges and
  other credit risk provisions        (1,344)       (896)        165        -      11             -     (2,064)

Net operating income                  38,393      15,465      22,448      141   3,016        (4,305)    75,158

Operating expenses                   (16,932)     (5,424)     (9,642)    (113) (4,008)        4,305    (31,814)

Operating profit/(loss)               21,461      10,041      12,806       28    (992)            -     43,344

Share of profit in associates
  and joint venture                      179       1,090         446        -     190             -      1,905

Profit/(loss) before tax              21,640      11,131      13,252       28    (802)            -     45,249

Share of profit/(loss) before tax       47.8%       24.6%       29.3%       -    (1.7%)           -      100.0%

Advances to customers                436,676     235,675     309,092    3,230  14,653             -    999,326

Customer accounts                    984,734     374,370     366,752    7,405   1,849             -  1,735,110

Personal Financial Services reported profit before tax of HK$21,889 million, an increase of 1.2 per cent over 2005 as strong growth in operating income of 15.9 per cent was offset by higher credit card impairment allowances in Taiwan and Indonesia, and investment expenditure in the rest of Asia-Pacific.

Overall, net interest income increased by HK$3,289 million, or 12.3 per cent, compared with 2005. In Hong Kong, net interest income rose by HK$2,029 million, or 10.0 per cent, as effective management of deposit pricing amid the continued trend of rising interest rates resulted in a further widening of liability spreads. Average customer account balances rose by 7.1 per cent, reflecting successful promotional campaigns and customer preference for maintaining liquidity in order to take advantage of short-term investment opportunities. The local mortgage market remained highly competitive as sales volumes in the housing market slowed and margins were impacted by a higher cost of funds and competitor price promotions. However, HSBC regained leadership in market share of new business, largely as a result of a simplified pricing campaign launched by the bank in Hong Kong in the first quarter of 2006. Credit card lending grew, but net interest income fell as the benefit of higher receivables was more than offset by a rise in funding costs.

In the rest of Asia-Pacific, net interest income rose by HK$1,260 million, or
19.6 per cent, reflecting strong balance sheet growth across the region. The deposit base expanded in a number of countries, particularly Singapore, Indonesia and mainland China, reflecting evolution of the focused strategy on HSBC Premier customers, and deposit spreads improved on the back of higher interest rates. Income from mortgages increased as lending grew, notably in Singapore and Taiwan, led by competitive pricing and increased marketing activity. Interest earned on credit cards was higher in the Philippines, Indonesia and India, reflecting growth in receivables, but spreads narrowed in the face of increased funding costs. Credit card interest income fell significantly in Taiwan as lending was reduced following the introduction of a government debt renegotiation scheme with zero or low rates for delinquent borrowers. Income from personal instalment loans rose, notably in India, Korea and Indonesia, following the successful launch of these products in mid-2005.

Net fee income of HK$10,512 million was 30.6 per cent higher than in 2005, driven by buoyant regional and global stock markets and greater demand for wealth management products. In Hong Kong, fee income was up by HK$1,828 million, or 31.7 per cent. Fee income from stockbroking and custody services rose by 80.3 per cent, reflecting higher stock market transaction volumes. Sales of unit trusts increased significantly as investors switched to equity-related products, encouraged by improved markets and the launch of new investment funds. In the rest of Asia-Pacific, fee income rose by 27.7 per cent on the back of strong demand for investment products in Korea, Taiwan, India and Singapore, with revenue from wealth management sales in the region increasing by HK$355 million, or 33.8 per cent.

Fee income from credit cards was HK$671 million, or 29.1 per cent, higher than in 2005 as the group strengthened its position as the largest card issuer in Hong Kong, with over 4.6 million cards in force. In the rest of Asia-Pacific, particularly India and the Philippines, expansion of the cards business continued. This was supported by extensive marketing campaigns and sales efforts, resulting in a rise of 21.3 per cent in the number of cards to a total of 5.7 million issued, and a 19.3 per cent increase in cardholder spending.

Insurance income rose by 13.0 per cent, with continued focus on the development of the group's retirement planning proposition and was supported by increased levels of marketing activity and distribution channel development. Sales of other life assurance products also grew and revenue from general insurance, particularly medical, travel and home insurance, increased.

Gains from financial investments principally comprise profit realised from the partial disposal of shares held in MasterCard Inc.

Other operating income increased by HK$278 million, attributable to gains on the sale of the Australian stockbroking, margin lending and broker-originated mortgage businesses, and the share of profit attributable to Personal Financial Services from the transfer of the credit card merchant acquiring business to a joint venture company set up with Global Payments Inc. These gains were partially offset by lower IT cost recoveries in Hong Kong from other regional group entities resulting from a change in the charging methodology across customer groups.

The charge for loan impairment increased by HK$3,184 million to HK$4,528 million, largely attributable to higher credit card delinquency levels in Taiwan and Indonesia. Delinquency rates and write-offs rose in Taiwan largely as a result of government measures to control consumer credit growth. Indonesia has been affected by higher minimum repayment rules, coupled with a hefty reduction in the government subsidy of fuel prices. Volume growth in credit card receivables in Hong Kong and in personal instalment loans in other parts of the region also contributed to the increased charge, whereas the prior period benefited from non-recurring releases of provisions against mortgage lending and restructured facilities in Hong Kong.

Operating expenses were HK$2,981 million, or 17.6 per cent, higher than in 2005, principally driven by continued investment to develop and expand the business in the rest of the Asia-Pacific region. In Hong Kong, operating expenses rose by
10.6 per cent, largely in relation to major credit card marketing campaigns and headcount growth in customer-facing roles. Staff recruitment increased to support the introduction in September 2006 of the five-day working week and extended opening hours, and payroll costs further rose due to higher performance-related bonuses and annual salary increments. Technology costs were also higher, reflecting investment in customer portfolio management systems and the enhancement of distribution channel capabilities. In the rest of Asia-Pacific, costs increased by HK$1,936 million, or 27.4 per cent, notably in India and Korea, as the group continued to pursue organic growth in the region. Headcount rose by 29.1 per cent as sales and support functions were expanded, and premises costs rose as new branches were opened in mainland China and a number of other countries. Higher marketing costs were incurred to drive sales and promote the HSBC brand, with specific campaigns targeted to increase customer numbers and raise market share in credit cards, mortgages and personal loans, and to attract new deposits. In addition, costs were incurred in the start-up of the consumer finance business in the region, particularly in India, Australia and Indonesia, and in relation to the launch of HSBC Direct in Taiwan and Korea in September 2006 and February 2007 respectively.

Income from associates of HK$257 million includes improved results from Bank of Communications and Industrial Bank.

Commercial Banking reported profit before tax of HK$14,945 million, an increase of 34.3 per cent over 2005, driven by improved deposit spreads and balance sheet growth.

Net interest income increased by HK$2,917 million, or 26.3 per cent, compared with 2005. This reflected growth in average deposits and advances as well as improvements in deposit spreads following further rises in interest rates across the region this year. In Hong Kong, net interest income rose by HK$1,916 million, or 22.5 per cent, due to growth in liability balances, reflecting the active promotion of the 'BusinessVantage' account in Hong Kong and the widening of deposit spreads. Strong demand for credit continued in the property sector and from manufacturers with operations on the Mainland, but lending margins were compressed due to keen market competition and higher funding costs. Emphasis on the small business segment was strengthened with the opening of dedicated small business banking centres, more relationship managers and sales staff, and the launch of a streamlined lending process. Cross-border relationships continued to be an area of emphasis, and the regional alignment proposition was enhanced to capture business flows between Hong Kong, mainland China, Taiwan and Vietnam, which led to a significant increase in inter-office referrals.

In the rest of Asia-Pacific, net interest income grew by 39.0 per cent. Liability spreads improved across the region and the deposit base expanded in various countries, particularly in Taiwan, Singapore and India, following successful marketing campaigns and sales incentives. Account balances in India increased also due to the receipt of IPO funds. In addition, the offshore business in Mauritius performed well. Term lending and trade finance increased, notably in mainland China, India, Korea and Australia as a result of promotional activities, enhanced packaged lending propositions, together with expansion of the branch network and internet banking. Asset spreads also improved.

Net fee income rose by HK$494 million, or 10.9 per cent, largely attributable to higher fees from account services and remittances, particularly in Hong Kong as a result of enhancements to the product range and increased cross-border remittances. Credit card merchant acquiring fees dropped by 11.5 per cent as the majority of the business was transferred in July 2006 into a joint venture company set up with Global Payments Inc. Fees from trade services were higher with increases in mainland China, India, Bangladesh and Indonesia partially offset by lower revenues in Hong Kong due to intense market competition. Buoyant local equity markets and the launch of new investment products contributed to increased wealth management sales in Hong Kong. Income from sales of foreign exchange and interest rate derivative products increased by 24.8 per cent, benefiting from an increase in hedging transactions and cross-border payments.

Insurance revenues, particularly from life insurance products, continued to grow following the establishment of a dedicated commercial banking insurance division last year. Income increased by 71.2 per cent. Fees from the Mandatory Provident Fund business in Hong Kong also grew strongly.

Other operating income increased by HK$53 million, due to the share of profit attributable to Commercial Banking from the transfer of the credit card merchant acquiring business to a joint venture company set up with Global Payments Inc.

The charge for loan impairment was HK$450 million lower than in 2005, reflecting a decrease in new specific provisions in Hong Kong, although releases in Hong Kong, mainland China, India and Singapore were lower. Credit quality generally remained stable.

Operating expenses increased by 20.4 per cent over 2005. The number of sales and back-office staff rose in support of SME initiatives, insurance business expansion, product development and increased branch presence, and expenditure rose on marketing campaigns to win new business and raise market penetration. Ongoing investment in the development and promotion of internet banking and other lower-cost delivery channels resulted in higher IT and infrastructure costs. Business Internet Banking in Hong Kong continued to show impressive growth and was enhanced to support sales of unit trusts and structured deposits. User numbers increased by over 20 per cent and the proportion of online transactions grew by 42.2 per cent. Staff costs and marketing expenditure rose in Korea and mainland China in order to further develop the group's commercial banking business in these countries.

Income from associates was HK$544 million higher than in the prior year and includes improved results from Bank of Communications and Industrial Bank.

Corporate, Investment Banking and Markets reported profit before tax of HK$15,243 million, 15.0 per cent higher than 2005, attributable to an excellent performance in Global Transaction Banking and strong trading profits in Global Markets.

Net interest income increased by HK$379 million, or 4.3 per cent, compared with 2005. In Global Markets, balance sheet management revenues declined as the cost of funding fixed rate asset positions, put on in earlier periods, rose significantly, although these asset positions had, however, largely run off by the end of the first half of 2006. In addition, flat yield curves made it difficult to generate income through position-taking. Net interest income in Global Transaction Banking increased by 62.7 per cent, notably in India, Hong Kong, Singapore, Taiwan, mainland China and Korea as a result of business growth and interest rate rises in the region. Deposit balances grew by 22.3 per cent as the payments and cash management business successfully completed the implementation of a record number of domestic and cross-border cash management mandates. The securities services business performed well, particularly in India, Taiwan and Korea. Trade finance revenues grew, notably in Japan and Korea. Net interest income from corporate lending fell by 4.7 per cent as the benefit of balance sheet growth in Hong Kong was offset by competitive pressures on spreads. Strong growth in advances to corporates in mainland China was achieved, reflecting investment made in expanding customer relationships and inflow of business into the group's new branches on the Mainland.

Net fee income increased by HK$1,549 million, or 28.7 per cent. In Global Transaction Banking, fees rose by HK$1,294 million, or 34.2 per cent. The securities services business continued to broaden capabilities across the region, and was strengthened by the acquisition of the sub-custody business in Australia and New Zealand from Westpac. Volumes benefited from buoyant local stock markets, particularly in Hong Kong, Korea and India. Fee income from the asset management business increased by 48.1 per cent, reflecting higher fund advisory and distribution fees and growth in funds under management. Investment banking revenues were higher as the division arranged a number of structured finance transactions in Hong Kong, but underwriting income declined although several mandates for mid-tier IPOs were won.

Net trading income rose by 20.3 per cent to HK$8,682 million. Foreign exchange and interest rate derivatives revenues were higher as currency volatility provided good trading opportunities, particularly in regional currencies, and customer volumes increased reflecting HSBC's focus on capturing emerging market flows from heightened client interest in emerging markets, particularly in India and mainland China. Strong results were achieved from equities and equity derivatives trading, reflecting business expansion in these areas and buoyant regional stock markets. Private equity investments also performed strongly. Tighter credit spreads in the corporate bond market created fewer trading opportunities compared to previous years, and there was a reduced contribution from the structured interest rate derivatives business as investors focused on shorter-dated interest rate products and other asset classes.

Gains on the disposal of financial investments were HK$207 million higher than in 2005 and largely comprised profits made on the sale of Philippine government securities in 2006, together with the non-recurrence of losses on disposals of securities sold in 2005, following strategic decisions to reduce interest rate risk in certain portfolios.

There was a net release of loan impairment provisions of HK$250 million, compared with a release of HK$165 million in 2005, as the corporate credit environment throughout the region remained benign.

Operating expenses increased by 16.4 per cent compared with 2005, reflecting headcount increases and IT investment to support business expansion in all areas and higher performance-related remuneration in the investment banking division and in Global Markets. The transfer to the group of HSBC Securities Japan from another HSBC Group company in the second quarter of 2005 also contributed to the increase in expenses as a full period of costs was reflected this year.

Income from associates of HK$671 million includes improved results from Bank of Communications and Industrial Bank.

Other includes income and expenses relating to certain funding, investment, property and other activities that are not allocated to other customer groups.

Gains from financial investments largely comprise profit on the disposal of part of the group's stake in UTI Bank, and other operating income includes profits made on property sales. These gains were partially offset by lower revaluation gains on investment property.

Consolidated Income Statement

                                                            Year ended   Year ended
Figures in HK$m                                                31Dec06      31Dec05

Interest income                                                115,928       80,199
Interest expense                                               (64,829)     (36,708)
Net interest income                                             51,099       43,491
Fee income                                                      26,554       21,671
Fee expense                                                     (4,150)      (3,574)
Net fee income                                                  22,404       18,097
Net trading income                                               8,918        7,180
Net income from financial instruments designated
  at fair value                                                  2,670          384
Gains less losses from financial investments                     1,466          756
Dividend income                                                    749          368
Net earned insurance premiums                                   21,846       19,340
Other operating income                                           5,653        4,897
Total operating income                                         114,805       94,513
Net insurance claims incurred and movement in
  policyholders' liabilities                                   (22,480)     (17,291)
Net operating income before loan impairment charges and
  other credit risk provisions                                  92,325       77,222
Loan impairment charges and other credit risk  provisions       (4,809)      (2,064)
Net operating income                                            87,516       75,158
Employee compensation and benefits                             (21,042)     (17,736)
General and administrative expenses                            (14,949)     (12,095)
Depreciation of property, plant and equipment                   (1,905)      (1,825)
Amortisation of intangible assets                                 (343)        (158)
Total operating expenses                                       (38,239)     (31,814)
Operating profit                                                49,277       43,344
Share of profit in associates and joint venture                  2,739        1,905
Profit before tax                                               52,016       45,249
Tax expense                                                     (9,411)      (8,051)
Profit for the year                                             42,605       37,198

Profit attributable to shareholders                             37,709       32,873
Profit attributable to minority interests                        4,896        4,325

Extract from the Consolidated Balance Sheet

Figures in HK$m                                             At 31Dec06   At 31Dec05

ASSETS
Cash and short-term funds                                      518,022      502,730
Items in the course of collection from other banks              46,519       17,782
Placings with banks maturing after one month                   104,037       69,554
Certificates of deposit                                         73,200       53,831
Hong Kong SAR Government certificates of indebtedness          102,374       97,344
Trading assets                                                 338,792      215,681
Financial assets designated at fair value                       50,514       37,073
Derivatives                                                     99,167       72,039
Advances to customers                                        1,043,782      999,326
Financial investments                                          484,841      394,497
Amounts due from group companies                               161,118      101,173
Investments in associates and joint venture                     25,534       23,061
Goodwill and intangible assets                                  10,428        7,252
Property, plant and equipment                                   29,159       29,805
Deferred tax assets                                              1,245        1,272
Retirement benefit assets                                        2,191        1,788
Other assets                                                    59,917       48,324
Total assets                                                 3,150,840    2,672,532

LIABILITIES
Hong Kong SAR currency notes in circulation                    102,374       97,344
Items in the course of transmission to other banks              57,226       20,927
Deposits by banks                                              108,125       83,802
Customer accounts                                            1,989,467    1,735,110
Trading liabilities                                            272,545      250,198
Financial liabilities designated at fair value                  36,554       33,291
Derivatives                                                     98,659       72,009
Debt securities in issue                                        69,195       61,468
Retirement benefit liabilities                                     465          394
Amounts due to group companies                                  31,356       24,777
Other liabilities                                               56,478       46,628
Liabilities under insurance contracts issued                    61,350       41,845
Current tax liabilities                                          4,500        2,044
Deferred tax liabilities                                         4,284        3,729
Subordinated liabilities                                        16,353       12,561
Preference shares                                               76,464       71,980
Total liabilities                                            2,985,395    2,558,107

EQUITY
Share capital                                                   22,494       22,494
Other reserves                                                  35,514        6,037
Retained profits                                                80,942       64,303
Proposed fourth interim dividend                                 6,500        4,500
Total shareholders' equity                                     145,450       97,334
Minority interests                                              19,995       17,091
                                                               165,445      114,425
Total equity and liabilities                                 3,150,840    2,672,532

Consolidated Statement of Recognised Income and Expense

                                                            Year ended   Year ended
Figures in HK$m                                                31Dec06      31Dec05

Available-for-sale investments:
- fair value changes taken to equity                            25,115       (1,885)
- fair value changes transferred to the income statement
  on disposal or impairment                                     (1,464)        (787)
- fair value changes transferred to the income statement
  on hedged items due to hedged risk                              (105)       1,077

Cash flow hedges:
- fair value changes taken to equity                              (165)      (2,743)
- fair value changes transferred to the income statement         2,277          538

Property revaluation:
- fair value changes taken to equity                             1,977        2,448

Share of changes in equity of associates and joint venture        (186)       1,098
Exchange differences                                             2,779         (782)
Actuarial gains on post-employment benefits                         93          144
                                                                30,321         (892)
Net deferred tax on items taken directly to equity                (738)         253
Total income and expense taken to equity during the year        29,583         (639)
Profit for the year                                             42,605       37,198
Total recognised income and expense for the year                72,188       36,559

Total recognised income and expense for the year
  attributable to:
- shareholders                                                  66,448       32,594
- minority interests                                             5,740        3,965
                                                                72,188       36,559

Consolidated Cash Flow Statement

                                                            Year ended   Year ended
Figures in HK$m                                                31Dec06      31Dec05

Operating activities
Cash generated from operations                                  88,942       31,009
Interest received on financial investments                      17,527       14,759
Dividends received on financial investments                        711          339
Dividends received from associates                                 766          108
Taxation paid                                                   (6,159)      (7,313)
Net cash inflow from operating activities                      101,787       38,902

Investing activities
Purchase of financial investments                             (402,459)    (335,668)
Proceeds from sale or redemption of financial
  investments                                                  361,794      366,294
Purchase of property, plant and equipment                       (2,085)      (1,749)
Proceeds from sale of property, plant and equipment              2,697        1,153
Purchase of other intangible assets                             (1,142)        (670)
Proceeds from sale of assets held for sale                       1,479            -
Net cash outflow in respect of the acquisition of and
  increased shareholding in subsidiary companies                   (22)      (1,644)
Net cash inflow in respect of the sale of subsidiary
  companies                                                        409          151
Net cash outflow in respect of the purchase of
  interests in business portfolios                                (775)           -
Net cash outflow in respect of the purchase of
  interests in associates and joint venture                       (462)      (3,358)
Proceeds from the sale of interests in business portfolios      16,501            -
Proceeds from the sale of interests in associates                    -           10
Net cash (outflow)/inflow from investing activities            (24,065)      24,519

Net cash inflow before financing                                77,722       63,421

Financing
Issue of preference share capital                                4,277       16,567
Change in minority interest stake                                  976          362
Repayment of subordinated liabilities                           (1,018)           -
Issue of subordinated liabilities                                4,661        2,500
Ordinary dividends paid                                        (18,757)     (20,600)
Dividends paid to minority interests                            (3,841)      (3,983)
Interest paid on preference shares                              (3,935)      (1,574)
Interest paid on subordinated liabilities                         (946)        (555)
Net cash outflow from financing                                (18,583)      (7,283)

Increase in cash and cash equivalents                           59,139       56,138



Additional Information

1. Net interest income

                                                            Year ended   Year ended
Figures in HK$m                                                31Dec06      31Dec05

Net interest income                                             51,099       43,491
Average interest-earning assets                              2,212,521    2,031,314
Net interest spread                                               1.92%        1.89%
Net interest margin                                               2.31%        2.14%

Net interest income of HK$51,099 million was HK$7,608 million, or 17.5 per cent, higher than in 2005. The contribution from balance sheet growth and improved deposit spreads throughout the region was partially offset by significantly lower balance sheet management income.

Net interest income in Personal Financial Services rose by HK$3,289 million, or
12.3 per cent, partly due to improved liability spreads earned in the higher interest rate environment, coupled with strong growth in the deposit base. Lending growth also contributed to the increase in interest income, particularly personal loans in India and Korea, credit cards in the Philippines, India and Indonesia, and mortgages in Singapore, Taiwan and at Hang Seng Bank. In addition, strong returns were also generated on investments held by the group's insurance companies, benefiting from higher yields and growth in portfolio size. Net interest income in Commercial Banking was HK$2,917 million, or 26.3 per cent, ahead of the prior period due to balance sheet growth, notably in Hong Kong, India, Singapore and mainland China, and improved deposit spreads. In Corporate, Investment Banking and Markets, net interest income from Global Transaction Banking increased significantly, due to higher deposit balances and spreads, notably in Hong Kong and India. Global Markets saw a decline in balance sheet management revenues, which were impacted by higher funding costs and flat yield curves.

Average interest-earning assets rose by HK$181.2 billion, or 8.9 per cent, to HK$2,212.5 billion. Average advances to customers grew by HK$82.4 billion, or
8.5 per cent, with strong increases in corporate loans in Hong Kong, India, mainland China and Australia, and rises in mortgage lending in Hong Kong, Singapore, Korea, Taiwan and India. Average credit card balances rose in all areas, notably Hong Kong, the Philippines, Indonesia and India, and personal instalment loans grew, most significantly in Korea. Average placements with banks were HK$56.2 billion higher, and holdings of financial investments rose by HK$43.4 billion, reflecting the deployment of the commercial surplus.

The group's net interest margin of 2.31 per cent for 2006 was 17 basis points higher than in 2005. The reduction in balance sheet management income negatively affected margin by 11 basis points when compared to 2005. However, net interest spread improved by three basis points overall, attributable to tactical deposit pricing. The contribution from net free funds increased by 14 basis points reflecting higher interest rates and an increase in free funds from retained earnings and trading book structured deposits, although other net trading liabilities decreased.

For the bank in Hong Kong, net interest margin increased by nine basis points to
2.26 per cent for 2006. Spread rose by three basis points, benefiting from higher interest rates. Spreads on Hong Kong dollar and foreign currency current and savings accounts improved as the value of funds rose, whilst increases in interest rates paid to customers were contained. This was partly offset by the negative impact of lower balance sheet management income as fixed rate asset positions faced an increase in funding costs. Spreads on mortgages and credit cards were also affected by a higher cost of funds, and competitive pressures on pricing affected corporate lending margins. The contribution from net free funds increased by six basis points due to the increase in market interest rates.

At Hang Seng Bank, net interest margin improved by 23 basis points as the increase in contribution from net free funds outweighed the fall in spread. Net interest spread declined by 11 basis points as returns on treasury balance sheet management portfolios were affected by rising funding costs and flat yield curves, and spreads narrowed on mortgages and corporate loans due to competitive pressures on pricing. These outweighed the favourable impact of the growth in advances and a wider spread between the bank's best lending rate ('BLR') and HIBOR. The contribution from net free funds increased by 34 basis points, benefiting from the rise in market interest rates and from higher balances of structured deposits which are classified as trading liabilities, the related interest expense being included within 'Net trading income'.

In the rest of Asia-Pacific, net interest margin at 2.16 per cent was 16 basis points higher than in 2005. Spread increased by nine basis points to 1.94 per cent. All major sites faced an increase in funding costs due to higher interest rates across the region, but spreads rose in several countries, notably in India due to an increase in higher-yielding personal loans and credit cards and a rise in low cost current account balances from custody and clearing customers. Margins also rose in mainland China from higher spreads on corporate lending as deposit rate rises lagged lending rate increases, in Singapore due to rises in mortgage lending rates, and in Australia from higher yields on corporate bonds. These increases were partially offset by lower spreads on credit card advances in Taiwan and competitive pressures on mortgage lending rates in Korea. The contribution from net free funds rose by seven basis points, benefiting from higher market interest rates.

2. Net fee income

Figures in HK$m                                                   2006         2005

Account services                                                 1,501        1,314
Credit facilities                                                1,245        1,159
Import/export                                                    2,956        2,777
Remittances                                                      1,437        1,248
Securities/stockbroking                                          5,267        3,402
Cards                                                            4,335        4,231
Insurance                                                          315          280
Unit trusts                                                      2,326        1,627
Funds under management                                           2,974        2,233
Other                                                            4,198        3,400

Fee income                                                      26,554       21,671

Fee expense                                                     (4,150)      (3,574)

                                                                22,404       18,097

Net fee income was HK$4,307 million, or 23.8 per cent, higher than in 2005. Securities broking and custody fees rose by 54.8 per cent, reflecting higher stock market turnover in Hong Kong and the region, with increases from both personal and corporate customers. The buoyant equity markets also stimulated customer demand for unit trusts and structured products. Funds under management and related fees increased, in part due to institutional business transferred from another HSBC Group entity in the second quarter of 2005. Fee income also includes significant fund advisory and performance fees, reflecting the success of certain emerging markets funds. Trade finance income and remittance and other account fees grew, reflecting the group's strong transactional capabilities. Hong Kong Mandatory Provident Fund management fees increased by 34 per cent due to new business and improved investment performance. Gross fee income from credit cards was impacted by a loss of revenues in Taiwan as credit card activity fell in the wake of the country's curbs on consumer credit growth, and due to the transfer of the majority of the merchant acquiring business to a joint venture company set up with Global Payments Inc. However, there was strong growth elsewhere in the region due to an increase in the number of cards in circulation and higher cardholder spending. 'Other' fees include an increase in sales credits received from fellow HSBC group companies in respect of treasury business.

Fee expense rose due to increased brokerage fees paid by Global Markets on account of higher trading activity, and higher investment management advisory fees paid to another HSBC Group company.

3. Net trading income

Figures in HK$m                                                   2006         2005

Dealing profits                                                 10,001        8,560

Gain/(loss) from hedging activities                                 16           (1)

Net interest expense                                            (1,307)      (1,484)

Dividend income from trading securities                            208          105

                                                                 8,918        7,180

Trading income rose by 24.2 per cent to HK$8,918 million. Foreign exchange profits benefited from an increase in trading activity against a backdrop of increasing demand for local currency assets as foreign investors sought to participate in local stock markets, coupled with favourable positioning as the US dollar weakened. Revenues grew strongly in the equities and equity derivatives business, reflecting business expansion and buoyant stock markets.
Strong gains were also made on the revaluation of private equity investments.
However, the contribution from structured derivatives trading declined, and the rising interest rate environment negatively impacted corporate bond trading revenues. Net interest expense decreased due to higher interest income from increased holdings of trading assets, but was largely offset by a rise in interest expense from the increase in structured deposit products issued to retail customers.

4. Gains less losses from financial investments

Figures in HK$m                                                   2006         2005

Profit on disposal of available-for-sale securities              1,466          762

Other                                                                -           (6)

                                                                 1,466          756

The profit on the disposal of available-for-sale securities largely comprises the gain on the disposal of part of the group's stake in UTI Bank, reducing the group's interest to 4.99 per cent. Profits were also made on the sale of Philippine government securities and other operational investments.

5. Other operating income

Figures in HK$m                                                   2006         2005

Rental income from investment properties                           196          215
Movement in present value of in-force insurance business         1,124        1,185
Gains on investment properties                                     475        1,167
Profit on disposal of property, plant and equipment, and
  assets held for sale                                             981          111
Profit on disposal of subsidiaries, associates and
  business portfolios                                              904           53
Surplus arising on property revaluation                             70          370
Other                                                            1,903        1,796

                                                                 5,653        4,897

Other operating income for 2006 included gains on the disposal of the stockbroking, margin lending and broker originated mortgage businesses in Australia, a gain on the transfer of the credit card merchant acquiring business to a joint venture company set up with Global Payments Inc., and profits on the sale of property in Hong Kong and Japan.

Gains on investment properties comprise unrealised revaluation gains, together with realised profits on disposals. Gains were lower than in 2005 as valuations were affected by a slowdown in property price rises in Hong Kong.

The surplus arising on property revaluation represents reversals of prior year revaluation deficits that had arisen when the value of certain premises fell below depreciated historical cost. This was lower than in 2005 as the number of properties with revaluation deficits decreased.

'Other' largely comprises recoveries from fellow HSBC group companies of IT and other operating costs incurred on their behalf.

6. Insurance income

Included in the consolidated income statement are the following revenues earned by the group's insurance businesses:

Figures in HK$m                                                   2006         2005

Net interest income                                              2,328        1,715
Net fee income                                                     636          484
Net income from financial instruments designated at
  fair value                                                     2,980           16
Gains less losses from financial investments                        29           53
Dividend income                                                      1            2
Net earned insurance premiums                                   21,846       19,340
Movement in present value of in-force business                   1,124        1,185
Other operating income                                              72           90
                                                                29,016       22,885
Net insurance claims incurred and movement in
  policyholders' liabilities                                   (22,480)     (17,291)

Net operating income                                             6,536        5,594

Premium income rose by HK$2,506 million, or 13.0 per cent, over 2005, primarily attributable to growth in the life assurance business in Hong Kong. The product range was expanded with the launch of new retirement and other investment-linked products. Investment income was higher, reflecting the growing portfolio size, higher interest yields and improved equity returns. Fee income rose due to the increased portfolio size and improved investment performance of the Hong Kong
Mandatory Provident Fund business. The movement in the present value of in-force business fell, despite a rise in premium income, due to a change in product mix which comprised an increase in shorter-term policies. Claims and movement in policyholders' liabilities comprise returns owed to investment policyholders as well as general insurance claims. The increase is largely in line with the rise in premium income and investment income.

7. Loan impairment charges and other credit risk provisions

Figures in HK$m                                                   2006         2005

Net charge for impairment of customer advances

- Individually assessed impairment allowances:
  New allowances                                                 1,314        2,129
  Releases                                                        (869)      (1,755)
  Recoveries                                                      (212)        (267)
                                                                   233          107
- Net charge for collectively assessed
  impairment allowances                                          4,468        1,961
                                                                 4,701        2,068

Net charge/(release) of other credit risk provisions               108           (4)

Net charge for loan impairment and other credit risk
  provisions                                                     4,809        2,064

The net charge for loan impairment and other credit risk provisions was HK$2,745 million higher than in 2005. The environment for corporate credit remained stable in contrast to more difficult credit conditions for personal lending in some parts of the region.

The charge for new individually assessed allowances was lower, attributable to a decrease in charges against corporate lending, as the prior period included a significant one-time charge. Releases and recoveries were also lower, largely relating to corporates in Hong Kong and the region, and against mortgage lending in Hong Kong.

The net charge for collectively assessed allowances rose significantly, due to higher charges against credit card lending, most notably in Taiwan and Indonesia. Delinquency rates and write-offs rose in Taiwan largely as a result of government measures to curb excessive consumer credit growth. These included increasing the minimum monthly repayment amount, while at the same time introducing a debt renegotiation scheme which offers extended repayment periods at substantially reduced rates. Indonesia was also affected by higher minimum repayment rules, coupled with rises in inflation largely as a result of the reduction of government fuel price subsidies. Elsewhere, volume growth in credit cards and other personal lending, coupled with the non-recurrence of releases in 2005, also contributed to the increase.

Other credit risk provisions include an impairment charge against an available-for-sale equity investment in Taiwan.

8. Employee compensation and benefits

Figures in HK$m                                                   2006         2005

Wages, salaries and other costs                                 14,302       12,311
Performance-related pay                                          5,501        4,117
Social security costs                                              283          238
Retirement benefit costs                                           956        1,070
                                                                21,042       17,736

Staff numbers by region^
                                                            At 31Dec06   At 31Dec05

Hong Kong                                                       26,496       24,842
Rest of Asia-Pacific                                            27,518       25,956
Americas/Europe                                                     17           18
Total                                                           54,031       50,816

^ Full-time equivalent

Staff costs increased by HK$3,306 million, or 18.6 per cent, compared with 2005.
Salaries rose by 16.2 per cent, reflecting increased headcount and annual salary increments. Staff numbers rose in Hong Kong in support of the implementation of the five-day working week and extended weekend opening hours. In the rest of Asia-Pacific region, headcount grew in support of new branch openings, establishment of the consumer finance business, and expansion of the sales force and call centres. Ownership of the group service centre in Guangdong was transferred to another HSBC Group entity with a resultant decrease in headcount of around 3,500 in the rest of Asia-Pacific region. Performance-related pay in Hong Kong and the rest of Asia-Pacific increased in line with improved operating revenues, higher dealing income and the increase in headcount.

9. General and administrative expenses

Figures in HK$m                                                   2006         2005

Premises and equipment
- Rental expenses                                                1,557        1,243
- Amortisation of prepaid operating lease payments                  58           56
- Other premises and equipment                                   2,463        2,089
                                                                 4,078        3,388

Marketing and advertising expenses                               3,587        2,840

Other administrative expenses                                    7,268        5,554

Litigation and other provisions                                     16          313

                                                                14,949       12,095

The increase in general and administrative expenses of HK$2,854 million, or 23.6 per cent, reflected additional costs incurred in business expansion throughout the region. Premises costs rose due to new branch openings, expansion of office space and rent increases. Advertising and marketing expenditure was higher, notably in Hong Kong, India, Korea and mainland China, and comprised specific product campaigns, particularly in Personal Financial Services, and other drives to increase brand awareness. Technology costs also increased as the group continued to invest in enhanced channel capabilities and improved portfolio management systems.

10. Share of profit in associates and joint venture

Share of profit in associates and joint venture principally included the group's share of post-tax profits from Bank of Communications and Industrial Bank, and amortisation of intangible assets arising on acquisition.

11. Tax expense

The tax expense in the consolidated income statement comprises:

Figures in HK$m                                                   2006         2005

Current income tax
- Hong Kong profits tax                                          5,506        4,974
- Overseas taxation                                              3,955        2,598
Deferred taxation                                                  (50)         479
                                                                 9,411        8,051

The effective rate of tax for 2006 was 18.1 per cent compared with 17.8 per cent in 2005. The increase was attributable to a higher proportion of the group's taxable profits being generated in higher tax rate jurisdictions, particularly
India, Japan and Australia.


12. Dividends

                                                                      2006              2005
                                                                  HK$     HK$m         HK$     HK$m
                                                            per share            per share

Dividends paid on ordinary share capital
- in respect of the previous financial year,
  approved and paid during the year                              0.50    4,500        0.53    4,800
- in respect of the current financial year                       1.58   14,257        1.76   15,800
                                                                 2.08   18,757        2.29   20,600

The Directors have declared a fourth interim dividend in respect of the financial year ending 31 December 2006 of HK$6,500 million (HK$0.72 per ordinary share).

13. Advances to customers

Figures in HK$m                                             At 31Dec06   At 31Dec05

Gross advances to customers                                  1,050,625    1,005,902

Impairment allowances
- Individually assessed                                         (2,118)     (2,976)
- Collectively assessed                                         (4,725)     (3,600)
                                                                (6,843)     (6,576)
                                                             1,043,782     999,326

Allowances as a percentage of gross advances
  to customers:
Individually assessed                                             0.20%       0.29%
Collectively assessed                                             0.45%       0.36%
Total allowances                                                  0.65%       0.65%

14. Impairment allowances against advances to customers

                                                            Individually   Collectively
                                                                assessed       assessed
Figures in HK$m                                               allowances     allowances    Total

At 1Jan06                                                          2,976          3,600    6,576
Amounts written off                                               (1,196)        (3,830)  (5,026)
Recoveries of advances written off in previous years                 212            498      710
Net charge to income statement (Note 7)                              233          4,468    4,701
Unwinding of discount of loan impairment                             (85)          (111)    (196)
Exchange and other adjustments                                       (22)           100       78

At 31Dec06                                                         2,118          4,725    6,843

15. Impaired advances to customers and allowances

The geographical information shown below, and in notes 16, 17, 18 and 20, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

                                                                             Rest of   Americas/
Figures in HK$m                                             Hong Kong   Asia-Pacific      Europe    Total

Year ended 31Dec06

Impairment allowance charge                                     1,228          3,473           -    4,701

At 31Dec06

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances                                         3,530          5,071           -    8,601

Individually assessed allowances                               (1,016)        (1,102)          -   (2,118)
                                                                2,514          3,969           -    6,483

Individually assessed allowances
  as a percentage of gross
  impaired advances                                              28.8%          21.7%          -     24.6%

Gross impaired advances as a
  percentage of gross advances to
  customers                                                       0.6%           1.2%          -      0.8%

Year ended 31Dec05

Impairment allowance charge/(release)                           1,156            924         (12)   2,068

At 31Dec05

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances                                         3,920          3,079           -    6,999

Individually assessed allowances                               (1,345)        (1,631)          -   (2,976)
                                                                2,575          1,448           -    4,023

Individually assessed allowances
  as a percentage of gross
  impaired advances                                              34.3%          53.0%          -     42.5%

Gross impaired advances as a
  percentage of gross advances to
  customers                                                       0.6%           0.8%          -      0.7%

Impaired advances to customers are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

The individually assessed allowances are made after taking into account the value of collateral in respect of such advances.

16. Overdue advances to customers

                                                                             Rest of
Figures in HK$m                                             Hong Kong   Asia-Pacific   Total

At 31Dec06

Gross advances to customers which have
  been overdue with respect to either
  principal or interest for periods of:

- three to six months                                             938          1,287   2,225

- six months to one year                                          384            595     979

- over one year                                                 1,238            859   2,097
                                                                2,560          2,741   5,301

Overdue advances to customers as a
  percentage of gross advances to
  customers:

- three to six months                                             0.1%           0.3%    0.2%

- six months to one year                                          0.1%           0.1%    0.1%

- over one year                                                   0.2%           0.2%    0.2%
                                                                  0.4%           0.6%    0.5%

At 31Dec05

Gross advances to customers which have
  been overdue with respect to either
  principal or interest for periods of:

- three to six months                                           1,073            891   1,964

- six months to one year                                          272            430     702

- over one year                                                 1,053          1,071   2,124
                                                                2,398          2,392   4,790

Overdue advances to customers as a
  percentage of gross advances to
  customers:

- three to six months                                             0.2%           0.2%    0.2%

- six months to one year                                            -            0.1%    0.1%

- over one year                                                   0.2%           0.3%    0.2%
                                                                  0.4%           0.6%    0.5%

17. Rescheduled advances to customers

                                                                             Rest of
Figures in HK$m                                             Hong Kong   Asia-Pacific   Total

At 31Dec06

Rescheduled advances to customers                               1,730          2,307   4,037

Rescheduled advances to customers as a
  percentage of gross advances to
  customers                                                       0.3%           0.6%    0.4%

At 31Dec05

Rescheduled advances to customers                               1,941            623   2,564

Rescheduled advances to customers as a
  percentage of gross advances to
  customers                                                       0.3%           0.2%    0.3%

Rescheduled advances to customers are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for more than three months and which are included in 'Overdue advances to customers' (Note 16).

The increase in rescheduled advances since the end of 2005 was largely attributable to the credit card and personal loan balances under the government's debt negotiation scheme in Taiwan.

18. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.

                                                                             Rest of   Americas/
Figures in HK$m                                             Hong Kong   Asia-Pacific      Europe       Total

At 31Dec06

Residential mortgages                                         191,522        112,900           5     304,427

Hong Kong SAR Government's Home
  Ownership Scheme, Private Sector
  Participation Scheme and Tenants
  Purchase Scheme mortgages                                    31,708              -           -      31,708

Credit card advances                                           31,315         19,999           -      51,314

Other personal                                                 30,778         35,908           1      66,687
Total personal                                                285,323        168,807           6     454,136

Commercial, industrial and
  international trade                                         130,994        133,560           -     264,554

Commercial real estate                                         94,706         36,052           -     130,758

Other property-related lending                                 53,832         15,627           -      69,459

Government                                                      4,283          6,727           -      11,010

Other commercial                                               43,186         38,781           -      81,967
Total corporate and commercial                                327,001        230,747           -     557,748

Non-bank financial institutions                                18,138         16,471           -      34,609

Settlement accounts                                             3,774            358           -       4,132
Total financial                                                21,912         16,829           -      38,741

Gross advances to customers                                   634,236        416,383           6   1,050,625

Impairment allowances                                          (2,838)        (4,005)          -      (6,843)

Net advances to customers                                     631,398        412,378           6   1,043,782

At 31Dec05

Residential mortgages                                         182,257        117,211           4     299,472

Hong Kong SAR Government's Home Ownership Scheme, Private
  Sector Participation Scheme and Tenants
  Purchase Scheme mortgages                                    36,291              -           -      36,291

Credit card advances                                           29,882         16,539           -      46,421

Other personal                                                 27,480         31,316           1      58,797
Total personal                                                275,910        165,066           5     440,981

Commercial, industrial and
  international trade                                         129,774        110,668           -     240,442

Commercial real estate                                         97,364         32,615           -     129,979

Other property-related lending                                 47,661         17,340           -      65,001

Government                                                      2,347          5,891           -       8,238

Other commercial                                               53,681         37,851           -      91,532
Total corporate and commercial                                330,827        204,365           -     535,192

Non-bank financial institutions                                15,246         11,987           -      27,233

Settlement accounts                                             2,173            323           -       2,496
Total financial                                                17,419         12,310           -      29,729

Gross advances to customers                                   624,156        381,741           5   1,005,902

Impairment allowances                                          (3,092)        (3,484)          -      (6,576)

Net advances to customers                                     621,064        378,257           5     999,326

Net advances to customers increased by HK$44.5 billion, or 4.4 per cent, since the end of 2005.

Net advances in Hong Kong rose by HK$10.3 billion, or 1.7 per cent. Mortgage lending increased by 5.1 per cent due to successful campaigns by the bank in Hong Kong and Hang Seng Bank. This excludes the impact of the fall in lending under the Government Home Ownership Scheme which remained suspended throughout
2006. Credit card and other personal lending rose following extensive marketing activity. Corporate and commercial loan balances decreased, primarily due to the repayment of advances by large corporate customers towards the year end, although advances to smaller businesses in the property and manufacturing sectors grew, boosted by increased demand from manufacturers with operations in mainland China, and trade finance balances increased at Hang Seng Bank.

In the rest of Asia-Pacific, net advances increased by HK$34.1 billion, or 9.0 per cent. The broker-originated mortgage portfolio in Australia was sold in December 2006 and part of the mortgage book in New Zealand was reclassified as held for sale and included within 'Other assets'. Excluding these portfolios, gross advances grew by HK$51.1 billion, or 14.0 per cent, reflecting successful business expansion across the region. Mortgage lending increased by 12.0 per cent, principally in Australia (non-broker business), India and Taiwan. Credit card receivables grew by 20.9 per cent, largely in India, Australia, the Philippines and Thailand, and the consumer finance business expanded following its successful launch in India, Indonesia and Australia. Lending to commercial and corporate customers rose by 12.9 per cent, notably in mainland China, India, Mauritius and Australia, as the group focused on capturing cross-border business and the provision of trade finance.

19. Analysis of advances to customers by geographic areas according to the location of counterparties, after risk transfer

                                                                    Rest of   Americas/
Figures in HK$m                                    Hong Kong   Asia-Pacific      Europe   Others       Total

At 31Dec06

Gross advances to customers                          581,443        396,781      66,971    5,430   1,050,625
Overdue advances to customers                          2,320          2,668         309        4       5,301

At 31Dec05

Gross advances to customers                          570,329        354,626      73,959    6,988   1,005,902
Overdue advances to customers                          2,337          2,222         223        8       4,790

20. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong.

Figures in HK$m                                             At 31Dec06   At 31Dec05

Gross advances to customers for use in Hong Kong

Industrial, commercial and financial

Property development                                            46,352       41,141
Property investment                                             99,580      104,214
Financial concerns                                              10,136       12,667
Stockbrokers                                                       964        1,094
Wholesale and retail trade                                      36,101       34,256
Manufacturing                                                   17,331       17,847
Transport and transport equipment                               27,408       31,202
Others                                                          43,612       44,697
                                                               281,484      287,118

Individuals
Advances for the purchase of flats under the
  Hong Kong SAR Government's Home
  Ownership Scheme, Private Sector
  Participation Scheme and Tenants
  Purchase Scheme                                               31,708       36,291
Advances for the purchase of other
  residential properties                                       171,014      165,148
Credit card advances                                            31,315       29,882
Others                                                          26,966       23,826
                                                               261,003      255,147

Gross advances to customers for use in Hong Kong               542,487      542,265

Trade finance                                                   56,121       49,902

Gross advances to customers for use outside
  Hong Kong made by branches of the bank
  and subsidiary companies in Hong Kong                         35,628       31,989

Gross advances to customers made by
  branches of the bank and subsidiary
  companies in Hong Kong                                       634,236      624,156

Gross advances to customers made by
  branches of the bank and subsidiary
  companies outside Hong Kong:
-  Rest of Asia-Pacific                                        416,383      381,741
-  Americas/Europe                                                   6            5

Gross advances to customers                                  1,050,625    1,005,902

21. Cross-border exposure

The country risk exposures in the tables below are prepared in accordance with the HKMA Return of External Positions Part II: Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries and territories or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

                                                          Banks and
                                                              other     Public
                                                          financial     sector
Figures in HK$m                                        institutions   entities     Other     Total

At 31Dec06

Americas
United States                                                62,558     78,354    72,669   213,581
Other                                                        38,585      6,568    47,393    92,546
                                                            101,143     84,922   120,062   306,127

Europe
United Kingdom                                              138,625         17    24,324   162,966
Other                                                       405,950      5,010    18,981   429,941
                                                            544,575      5,027    43,305   592,907

Asia-Pacific excluding Hong Kong                            213,292     93,968   116,242   423,502

At 31Dec05

Americas
United States                                                38,673     72,477    34,515   145,665
Other                                                        39,328      9,909    50,744    99,981
                                                             78,001     82,386    85,259   245,646

Europe
United Kingdom                                              111,377         14    22,232   133,623
Other                                                       338,060      5,842    39,509   383,411
                                                            449,437      5,856    61,741   517,034

Asia-Pacific excluding Hong Kong                            154,135     33,897   108,476   296,508

22. Customer accounts

Figures in HK$m                                             At 31Dec06   At 31Dec05

Current accounts                                               292,450      245,094
Savings accounts                                               785,659      682,412
Other deposit accounts                                         911,358      807,604
                                                             1,989,467    1,735,110

Customer accounts increased by HK$254.4 billion, or 14.7 per cent since the end of 2005. This excludes structured deposits, which rose by HK$26.0 billion, as these are included with 'Trading liabilities'.

In Hong Kong, customer accounts rose by HK$160.6 billion, or 12.6 per cent, largely in savings account balances, attributable to successful deposit campaigns and effective pricing which made savings products more attractive to customers. Deposits from personal customers increased by HK$100.7 billion, or
12.2 per cent, as a result. In Commercial Banking and Corporate, Investment
Banking and Markets, customer account balances grew by HK$59.9 billion, or 13.0 per cent, supported by targeted campaigns and a new, dedicated service team to capture the SME customer base, and there was continued growth in the payments and cash management business.

In the rest of Asia-Pacific, customer accounts increased by HK$94.0 billion, or
20.6 per cent, as the group actively sought to grow the deposit base throughout the region. Deposits from personal customers grew by HK$37.7 billion, or 23.0 per cent, notably in Singapore, Australia and China. Customer account balances held by corporate customers rose by HK$56.3 billion, or 19.8 per cent, largely in India, mainland China, Taiwan and Singapore.

The group's advances-to-deposits ratio fell to 52.5 per cent at 31 December 2006 from 57.6 per cent at 31 December 2005.

23. Reserves

Figures in HK$m                                             At 31Dec06   At 31Dec05

Other reserves
- Property revaluation reserve                                   4,798        4,082
- Available-for-sale investment reserve                         25,812        2,899
- Cash flow hedge reserve                                         (166)      (1,767)
- Foreign exchange reserve                                       2,805           53
- Other                                                          2,265          770
                                                                35,514        6,037
Retained profits                                                80,942       64,303
Total reserves                                                 116,456       70,340

The property revaluation reserve includes an amount of HK$62 million in relation to properties classified as assets held for sale at 31 December 2006 (31
December 2005: nil). Assets held for sale are included in 'Other assets' in the consolidated balance sheet.

24. Contingent liabilities, commitments and derivatives

                                                                            Credit      Risk-
                                                             Contract   equivalent   weighted
Figures in HK$m                                                amount       amount     amount

At 31Dec06

Contingent liabilities
- Guarantees                                                  100,964       73,862     60,534
- Other                                                            35           35         35
                                                              100,999       73,897     60,569
Commitments
- Documentary credits and short-term
  trade-related transactions                                   56,732       21,632     11,680
- Undrawn note issuing and revolving
  underwriting facilities                                       1,166          583          -
- Undrawn formal standby facilities, credit lines
  and other commitments:
  - one year and over                                          94,241       47,120     43,635
  - under one year                                            887,680            -          -
                                                            1,039,819       69,335     55,315
Derivatives
Exchange rate contracts
- Spot and forward foreign exchange                         3,267,333       52,122     13,334
- Swap and other exchange rate contracts                    1,262,208       56,377     16,868
                                                            4,529,541      108,499     30,202
Interest rate contracts
- Interest rate swaps                                       6,919,779       69,936     17,832
- Other interest rate contracts                               918,146        5,641      1,808
                                                            7,837,925       75,577     19,640
Forward asset purchases and forward forward
  deposits placed                                               2,588        2,588      2,463
Other derivative contracts                                    554,801       27,935      9,041
                                                              557,389       30,523     11,504

Impact of counterparty netting agreements on
  derivatives exposure                                              -      (67,516)   (14,352)

At 31Dec05

Contingent liabilities
- Guarantees                                                   83,114       60,166     48,893
- Other                                                            37           37         37
                                                               83,151       60,203     48,930
Commitments
- Documentary credits and short-term
  trade-related transactions                                   55,402       20,650     10,905
- Undrawn note issuing and revolving
  underwriting facilities                                       3,249        1,625        975
- Undrawn formal standby facilities, credit lines
  and other commitments:
  - one year and over                                          97,207       48,604     41,115
  - under one year                                            752,797            -          -
                                                              908,655       70,879     52,995
Derivatives
Exchange rate contracts
- Spot and forward foreign exchange                         2,536,795       36,655      9,753
- Swap and other exchange rate contracts                      884,046       41,124     12,481
                                                            3,420,841       77,779     22,234
Interest rate contracts
- Interest rate swaps                                       4,775,236       55,580     14,442
- Other interest rate contracts                               815,110        4,159      1,340
                                                            5,590,346       59,739     15,782

Forward asset purchases and forward forward
  deposits placed                                               1,849        1,849        775
Other derivative contracts                                    289,019       15,885      5,649
                                                              290,868       17,734      6,424

Impact of counterparty netting agreements on
  derivatives exposure                                              -      (55,354)   (11,915)

The tables above give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of contingent liabilities, commitments and derivatives. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and maturity characteristics. The risk-weights used range from 0 per cent to 100 per cent.

Contingent liabilities and commitments are credit-related instruments. The contract amounts represent the amounts at risk should the contracts be fully drawn upon and the customers default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate, equity, credit and commodity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Fair value of derivative assets

Figures in HK$m                                             At 31Dec06   At 31Dec05

Exchange rate contracts                                         42,862       31,074
Interest rate contracts                                         46,809       38,319
Other derivative contracts                                       9,496        2,646
                                                                99,167       72,039
Less: netting adjustments                                      (40,339)     (32,038)
                                                                58,828       40,001

The fair value of derivative assets represents the mark-to-market amounts of all derivative contracts with a positive value. These assets arise from contracts with third parties and fellow subsidiaries and are included in the balance sheet as 'Derivatives'.

Fair value is a close approximation of the credit risk for these contracts at the balance sheet date. The actual credit risk is measured internally as the sum of positive mark-to-market values and an estimate for the future fluctuation risk, using a future risk factor.

The netting adjustments represent amounts where the group has in place legally enforceable rights of offset with individual counterparties to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the HKMA in the calculation of risk assets for the capital adequacy ratio.

25. Foreign exchange exposure

Foreign exchange exposures may be divided broadly into two categories:
structural and non-structural. Structural exposures are normally long-term in nature and include those arising from investments in overseas subsidiaries, branches, associates and strategic investments as well as capital instruments denominated in currencies other than Hong Kong dollars. Non-structural exposures arise primarily from trading positions and balance sheet management activities.
Non-structural exposures can arise and change rapidly. Foreign currency exposures are managed in accordance with the group's risk management policies and procedures.

The group had the following structural foreign currency exposures which exceeded
10 per cent of the total net structural exposure in all foreign currencies:

Figures in HK$m                                             Net structural position

At 31Dec06

Chinese renminbi                                                             54,960
United States dollars                                                        15,886

At 31Dec05

Chinese renminbi                                                             32,510
Indian rupees                                                                 7,979
United States dollars                                                        11,780

The increase in the Chinese renminbi structural position during 2006 was largely attributable to the rise in the market value of the group's shareholding in Ping
An Insurance. The Indian rupee exposure fell to below 10 per cent of the group's total foreign currency structural exposure following the disposal of shares in UTI Bank.

The group had the following non-structural foreign currency positions which exceeded 10 per cent of the group's net non-structural positions in all foreign currencies:

                                                            United States   Singapore    Brunei
Figures in HK$m                                                   dollars     dollars   dollars

At 31Dec06

Spot assets                                                     1,205,314     118,964    27,665
Spot liabilities                                               (1,222,334)   (140,566)     (107)
Forward purchases                                               2,222,005     168,534    24,949
Forward sales                                                  (2,210,290)   (141,505)  (57,857)
Net options position                                                 (132)          -         -
                                                                   (5,437)      5,427    (5,350)

At 31Dec05

Spot assets                                                     1,229,340     107,578     5,523
Spot liabilities                                               (1,188,737)    (90,549)  (18,062)
Forward purchases                                               1,507,086     157,007        43
Forward sales                                                  (1,558,902)   (161,647)        -
Net options position                                                3,361           -         -
                                                                   (7,852)     12,389   (12,496)

26. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Interest is charged based on market rates. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions with the elimination shown in a separate column.

Consolidated income statement

                                                                                                Intra-
                                                                     Rest of   Americas/       segment
Figures in HK$m                                     Hong Kong   Asia-Pacific      Europe   elimination     Total

Year ended 31Dec06

Interest income                                        82,301         40,151         884        (7,408)  115,928
Interest expense                                      (46,490)       (24,960)       (804)        7,425   (64,829)
Net interest income                                    35,811         15,191          80            17    51,099
Fee income                                             17,347          9,925           -          (718)   26,554
Fee expense                                            (3,030)        (1,826)        (12)          718    (4,150)
Net trading income/(loss)                               3,077          5,871         (13)          (17)    8,918
Net income from financial instruments
  designated at fair value                              2,048            622           -             -     2,670
Gains less losses from financial
  investments                                           1,245            221           -             -     1,466
Dividend income                                           525            224           -             -       749
Net earned insurance premiums                          20,495          1,351           -             -    21,846
Other operating income                                  6,171          2,073          22        (2,613)    5,653
Total operating income                                 83,689         33,652          77        (2,613)  114,805
Net insurance claims incurred and
  movement in policyholders'
  liabilities                                         (20,991)        (1,489)          -             -   (22,480)
Net operating income before loan
  impairment charges and other
  credit risk provisions                               62,698         32,163          77        (2,613)   92,325
Loan impairment charges and
  other credit risk provisions                         (1,336)        (3,473)          -             -    (4,809)
Net operating income                                   61,362         28,690          77        (2,613)   87,516
Operating expenses                                    (23,534)       (17,287)        (31)        2,613   (38,239)
Operating profit                                       37,828         11,403          46             -    49,277
Share of profit in associates and
  joint venture                                           150          2,589           -             -     2,739
Profit before tax                                      37,978         13,992          46             -    52,016
Tax expense                                            (6,079)        (3,317)        (15)            -    (9,411)
Profit for the year                                    31,899         10,675          31             -    42,605

Profit attributable to shareholders                    27,206         10,472          31             -    37,709
Profit attributable to minority
  interests                                             4,693            203           -             -     4,896

Year ended 31Dec05

Interest income                                        55,139         29,613         529        (5,082)   80,199
Interest expense                                      (24,149)       (17,336)       (305)        5,082   (36,708)
Net interest income                                    30,990         12,277         224             -    43,491
Fee income                                             14,237          7,921           2          (489)   21,671
Fee expense                                            (2,252)        (1,803)         (8)          489    (3,574)
Net trading income/(loss)                               3,152          4,198        (170)            -     7,180
Net income/(loss) from financial
  instruments designated at
  fair value                                              (69)           453           -             -       384
Gains less losses from financial
  investments                                             714             42           -             -       756
Dividend income                                           350             18           -             -       368
Net earned insurance premiums                          18,140          1,200           -             -    19,340
Other operating income                                  6,480          1,131          22        (2,736)    4,897
Total operating income                                 71,742         25,437          70        (2,736)   94,513
Net insurance claims incurred and
  movement in policyholders'
  liabilities                                         (16,002)        (1,289)          -             -   (17,291)
Net operating income before loan
  impairment charges and other
  credit risk provisions                               55,740         24,148          70        (2,736)   77,222
Loan impairment charges and
  other credit risk provisions                         (1,161)          (915)         12             -    (2,064)
Net operating income                                   54,579         23,233          82        (2,736)   75,158
Operating expenses                                    (20,514)       (13,998)        (38)        2,736   (31,814)
Operating profit                                       34,065          9,235          44             -    43,344
Share of profit in associates and
  joint venture                                           178          1,727           -             -     1,905
Profit before tax                                      34,243         10,962          44             -    45,249
Tax expense                                            (5,411)        (2,634)         (6)            -    (8,051)
Profit for the year                                    28,832          8,328          38             -    37,198

Profit attributable to shareholders                    24,644          8,191          38             -    32,873
Profit attributable to minority
  interests                                             4,188            137           -             -     4,325

27. Capital adequacy

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group:

Figures in HK$m                                             At 31Dec06   At 31Dec05

Composition of capital

Tier 1:
Total shareholders' equity                                     145,450       97,334
Less: proposed dividend                                         (6,500)      (4,500)
      property revaluation reserves^                            (7,892)      (7,892)
      available-for-sale investment reserve^^                  (26,028)      (3,051)
      classified as regulatory reserve^^^                       (1,689)      (1,319)
      goodwill                                                  (4,182)      (3,784)
      others                                                      (138)       1,769
Irredeemable non-cumulative preference shares                   51,735       51,587
Minority interests^^^^                                          17,483       14,808
Total qualifying tier 1 capital                                168,239      144,952

Tier 2:
Property revaluation reserves (@70%)                             5,524        5,524
Available-for-sale investment reserve (@70%)                    18,220        2,136
Collective impairment provision and regulatory reserve           6,610        5,112
Perpetual subordinated debt                                      9,370        9,359
Term subordinated debt                                           9,849        6,117
Term preference shares                                           8,165        3,877
Irredeemable cumulative preference shares                       16,563       16,516
Total qualifying tier 2 capital                                 74,301       48,641

Deductions                                                     (58,559)     (39,528)

Total capital                                                  183,981      154,065

Risk-weighted assets                                         1,367,607    1,238,164

^ Includes the revaluation surplus on investment properties, which is now reported as part of retained profits.

^^   Includes adjustments made in accordance with guidelines issued by HKMA.

^^^ The regulatory reserve is maintained for the purpose of satisfying the Banking Ordinance for prudential supervision. Movements in this reserve are made in consultation with the HKMA.

^^^^ After deduction of minority interests in unconsolidated subsidiary companies.

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the HKMA Guideline on 'Maintenance of Adequate Capital Against
Market Risks' are as follows:

                                                            At 31Dec06   At 31Dec05

Total capital                                                     13.5%        12.4%

Tier 1 capital                                                    12.3%        11.7%

The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance, which does not take into account market risks, are as follows:

Total capital                                                     13.0%        12.0%

Tier 1 capital                                                    11.8%        11.2%

With effect from 1 January 2007, the group has adopted the 'standardised approach' of capital calculation under the HKMA 'Banking (Capital) Rules'.

The increase in the group's total capital ratio at 31 December 2006 reflects additional capital raised in anticipation of different capital requirements under the new rules.

28. Liquidity ratio

The Hong Kong Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio of 25 per cent, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong
Kong.

                                                                  2006         2005

The average liquidity ratio for the
  year was as follows:

Hong Kong branches of the bank                                    49.3%        48.2%


29. Property revaluation

The group's premises and investment properties were revalued as at 30 September 2006 and updated for any material changes as at 31 December 2006. The basis of valuation was open market value or depreciated replacement cost.

Premises and investment properties in the Hong Kong SAR, the Macau SAR and mainland China, which represent 95 per cent by value of the group's properties subject to valuation, were valued by DTZ Debenham Tie Leung Limited. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. Properties in 11 other countries, which represent five per cent by value of the group's properties, were valued by different independent professionally qualified valuers.

The September property revaluation, together with the revaluation of Hong Kong properties undertaken in June 2006, has resulted in an increase in the group's revaluation reserves of HK$1,356 million, net of deferred taxation of HK$383 million, and a credit to the income statement of HK$389 million. Of the HK$389 million credit to the income statement, HK$319 million represents the surplus on the revaluation of investment properties and HK$70 million relates to the reversal of previous revaluation deficits that had arisen when the value of certain premises fell below depreciated historical cost.

30. Accounting policies

The accounting policies applied in preparing this news release are the same as those applied in preparing the financial statements for the year ended 31 December 2005, as disclosed in the Annual Report and Accounts for 2005.

31. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the financial statements for the year ended 31 December 2006, which were approved by the Board of Directors on 5 March 2007 and will be delivered to the Registrar of Companies and the HKMA. The Auditors expressed an unqualified opinion on those financial statements in their report dated 5 March 2007. The Annual Report and Accounts for the year ended 31 December 2006, which include the financial statements, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.hk on or after 3 April 2007.

32. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly held, wholly-owned subsidiary of HSBC Holdings plc.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  05 March 2007